Exhibit 99.1

Farmmi Announces Exercise and Closing of Underwriter’s Over-Allotment Option

LISHUI, China, April 13, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced that the underwriter of its previously announced underwritten public offering has exercised, in full, its option to purchase an additional 970,419 ordinary shares at a price of $1.15 per ordinary share. Total gross proceeds to the Company from the offering, including the funds received from the prior closing and exercise of this option, are approximately $8.6 million, before deducting underwriting discounts, commissions and other offering expenses payable by the Company. The offering was made pursuant to an F-3 registration statement (No. 333-254036) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). A final prospectus and accompany registration statement relating to the offering were filed with the SEC and are available on the SEC’s website at www.sec.gov.

Aegis Capital Corp. acted as the Sole Book-Running Manager for the offering.

A copy of the final prospectus and accompanying registration statement relating to the offering may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms and other edible fungi. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801
FAMI@Globalirpartners.com